Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Imperial Tobacco Group PLC

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Material Interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	113,423
Barclays Capital Nominees Limited	6,307,206
Barclays Trust Co & Others	1,756
Barclays Trust Co as Executor / Administrator	584
Barclays Trust Co R69	3,467
Chase Nominees Ltd – 16376	432,333
Chase Nominees Ltd – 21359	194,453
Clydesdale Nominees – HGB0125 – 00594414	2,000
Clydesdale Nominees – HGB0125 – 00686408	1,400
Investors Bank and Trust Co	6,672,168
J P Morgan (BGI Custody) – 16331	239,326
J P Morgan (BGI Custody) – 16338	47,361
J P Morgan (BGI Custody) – 16341	428,130
J P Morgan (BGI Custody) – 16342	88,739
J P Morgan (BGI Custody) – 16400	8,004,525
J P Morgan (BGI Custody) – 17011	11,983
J P Morgan (BGI Custody) – 18409	374,231
J P Morgan Chase Bank	905,948
Mellon Trust – Boston & S F	110,403
Mellon Trust of New England	1,886
Mitsubishi Trust International	4,660
Northern Trust Bank – BGI SEPA	4,622
R C Greig Nominees Limited A/c BL1	2,569
R C Greig Nominees Limited A/c CM 1	930
R C Greig Nominees Limited GP 1 – GP 1	14,304
R C Greig Nominees Limited SA 1 – SA 1	3,523
State Street	12,454
State Street Boston	63,011
Wells Fargo Seattle – Wire Ban	12,750

5. Number of shares / amount of stock acquired

Not Disclosed

6. Percentage of issued class

Not Disclosed

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

Not disclosed

11. Date company informed

27 January 2005

12. Total holding following this notification

24,060,145

13. Total percentage holding of issued class following this notification

3.30

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Christopher Deft +44 (0) 117 933 7176

16. Name and signature of authorised company official responsible for making this notification

Christopher Deft

Assistant Company Secretary

Date of notification

28 January 2005

Copies of our announcements are available on our website:  www.imperial-tobacco.com

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.